Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

February 5, 2021

VIA EDGAR TRANSMISSION

Quinn Kane
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Miller Opportunity Trust (S000055730)

Dear Mr. Kane:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, Miller Opportunity Trust (the “Fund”), is Post-Effective Amendment No. 203 and Amendment No. 204 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of making material changes to the Fund’s investment strategies.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on February 5, 2021, whereby the registration statement on Form N‑1A would be declared effective on March 31, 2021, or as soon as practicable thereafter.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Wednesday, March 31, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Christopher Kashmerick
Christopher Kashmerick
President
Trust for Advised Portfolios
Enclosure

Quasar Distributors, LLC
111 Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202

February 5, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Trust for Advised Portfolios (the “Trust”)
File Nos. 333-108394 and 811-21422
Miller Opportunity Trust (S000055730)

Dear Sir or Madam:

REQUEST FOR ACCELERATION. As the principal underwriter of the Miller Opportunity Trust (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on February 5, 2021, be accelerated to March 31, 2021, or as soon as practicable thereafter.

Very truly yours,
Quasar Distributors, LLC

/s/ Mark Fairbanks
Mark Fairbanks
Vice President